================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. 3)*

                        SUNCOM WIRELESS HOLDINGS, INC.
                               (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   86722Q108
                                (CUSIP Number)

                            MR. JOSEPH R. THORNTON
                        PARDUS CAPITAL MANAGEMENT L.P.
                          1001 AVENUE OF THE AMERICAS
                                  SUITE 1100
                              NEW YORK, NY 10018
                                (212) 719-7550

                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                with a copy to

                             CARL L. REISNER, ESQ.
                 PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064

                                  MAY 15, 2007
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

==============================================================================

CUSIP NO.  86722Q108                                              PAGE 2 OF 11

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus European Special Opportunities Master Fund L.P.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    11,435,433*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          11,435,433*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,435,433*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.31%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
------------------------------------------------------------------------------

--------------
* Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), is the beneficial owner of 11,435,433 shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of SunCom Wireless Holdings, Inc., a Delaware corporation (the "Company"). Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company ("PCM LLC"), as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of May 15, 2007 there were approximately 59,221,898 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 11,435,433 Shares, or approximately 19.31% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 3 OF 11

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management L.P.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    11,435,433*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          11,435,433*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,435,433*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.31%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
------------------------------------------------------------------------------

-------------
* The Fund is the beneficial owner of 11,435,433 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of May 15, 2007 there were approximately 59,221,898 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 11,435,433 Shares, or approximately 19.31% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 4 OF 11

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management LLC
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    11,435,433*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          11,435,433*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,435,433*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.31%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
------------------------------------------------------------------------------

--------------
* The Fund is the beneficial owner of 11,435,433 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of May 15, 2007 there were approximately 59,221,898 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 11,435,433 Shares, or approximately 19.31% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 5 OF 11

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Mr. Karim Samii
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    11,435,433*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          11,435,433*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,435,433*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.31%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
------------------------------------------------------------------------------

--------------
* The Fund is the beneficial owner of 11,435,433 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of May 15, 2007 there were approximately 59,221,898 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 11,435,433 Shares, or approximately 19.31% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 6 OF 11


Item 1.  SECURITY AND ISSUER.

         Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends the Schedule 13D Statement, as amended by Amendment No. 1 on November 13, 2006 and Amendment No. 2 on January 31, 2007 (as amended, this "Schedule 13D"), originally filed by Fund, PCM, PCM LLC and Mr. Karim Samii relating to the shares of Class A Common Stock, par value of $0.01 per share (the "Shares" or "Class A Stock"), of SunCom Wireless Holdings, Inc. (the "Company"). The principal executive offices of the Company are located at 1100 Cassatt Road, Berwyn, Pennsylvania, 19312.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended by adding the following:

         "On May 15, 2007, the Company consummated a recapitalization concerning or impacting, INTER ALIA, certain 9-3/8% Senior Subordinated Notes due 2011 (the "9-3/8% Notes") and 8-3/4% Senior Subordinated Notes due 2011 (the "8-3/4% Notes" and, together with the 9-3/8% Notes, the "Notes") of SunCom Wireless, Inc. (f/k/a Triton PCS, Inc.) ("Wireless"), an indirect subsidiary of the Company (the "Recapitalization"). Pursuant to the Recapitalization, the Company consummated an equity-for-debt exchange (the "Exchange") with a final exchange ratio of 71.114 shares of Company Class A Stock (after giving effect to the Merger (as defined herein)) for each $1,000 principal amount of Notes exchanged by the participating noteholders, including the Fund. Based on the Fund's ownership of the Notes, the Fund received approximately 10,880,433 additional shares of Class A Stock in the Exchange, which amount reflects the conversion contemplated by the Merger described herein.

         To effect the Exchange, the Company contributed shares of its Class A Stock to SunCom Wireless Investment Co., LLC ("Investco"), a direct subsidiary of the Company and the direct parent of Wireless, and Investco delivered such Class A Stock to the Fund and other consenting noteholders in exchange for their Notes in accordance with the exchange ratio and the provisions of that certain Exchange Agreement, dated as of January 31, 2007, entered into by the Company, the Fund and certain other parties listed on the signature pages thereto, a copy of which is attached as Exhibit 4 to Amendment No. 2, dated January 31, 2007, of this Schedule 13D Statement. In addition, the Company consummated a merger pursuant to the terms and conditions of that certain Agreement and Plan of Merger (the "Merger Agreement"), between the Company and SunCom Merger Corp., a wholly-owned subsidiary of the Company ("Merger Sub"), entered into concurrently with the execution of the Exchange Agreement pursuant to which, immediately prior to the Exchange, Merger Sub merged with and into the Company (the "Merger") for the purpose of (x) effecting the conversion of each outstanding share of Class A Stock of the Company into 0.1 shares of Class A Stock, (y) effecting certain amendments to the certificate of incorporation of the Company and (z) granting pro rata certain additional contingent rights to the holders of Class A Stock of the Company immediately prior to the Merger to receive additional shares of Class A Stock, totaling up to a maximum of 3% of the fully diluted Class A Stock (after giving effect to the Exchange, assuming full participation by all holders of the Notes) in the aggregate for all such holders immediately prior to the Merger, in the event the Company fails to undertake certain actions related to a potential sale of the Company following the Exchange and the Merger. The terms of such contingent rights provide that, in the event following the consummation of the Merger (x) the board of directors of the Company determines that any sale transaction process should be terminated (other than by a vote of at least 90% of the board of directors of the Company determined at a board meeting duly called and held) and (y)(1) the board of directors of the Company shall not have hired an investment bank of nationally recognized standing (the "New Investment Bank") for the purpose of soliciting a sale transaction or transaction(s) (whether by

CUSIP NO.  86722Q108                                              PAGE 7 OF 11


way of merger(s), consolidation(s), stock purchase(s) or otherwise) of substantially all of the business of the Company (and, following the Merger, the business of the surviving corporation and its subsidiaries) as presently conducted (a "Sale Transaction") or (2) such New Investment Bank, if hired, or the Company shall not have distributed customary sales brochures, information memoranda and other marketing materials (the "Sales Materials") to potential strategic and financial purchasers of the surviving corporation, then each holder of Class A Stock outstanding immediately prior to the effective time of the Merger shall be entitled to receive an additional 0.029412 shares of Class A Stock for each share of Class A Stock held by such holder immediately prior to the effective time of the Merger. In the event that (x) the contingent Merger consideration described in the preceding sentence is not payable due to the hiring of the New Investment Bank and the distribution of the Sales Materials and (y) within 90 days following the distribution of the Sales Materials by the New Investment Bank, the board of directors of the Company terminates the Sale Transaction process (other than by a vote of at least 90% of the board of directors of the Company determined at a board meeting duly called and held), then each holder of Class A Stock outstanding immediately prior to the effective time of the Merger shall be entitled to receive an additional 0.014451 shares of Class A Stock for each share of Class A Stock held by such holder immediately prior to the effective time of the Merger. Such contingent Merger consideration right entitles the Fund, as the holder of Class A Stock immediately prior to the effective time of the Merger, to receive either approximately 163,237 or 80,203 additional shares of Class A Stock depending upon which of the conditions in the preceding two sentences are satisfied.

         Effective immediately upon consummation of the Exchange, the size of the Board of Directors of the Company was increased to ten and the Board was reconstituted with two of the pre-existing members continuing to serve on the Board, three of the ten members being appointed by the Fund and the remaining five of the ten members being appointed by certain other holders of the Notes who are parties to the Exchange Agreement. The three members of the reconstituted Board appointed by the Fund are Karim Samii, Joseph R. Thornton and Edward Evans.

         As a condition to the Fund's participation in the Exchange, the Fund and other holders of the Notes have executed "exit consents" that became effective upon the consummation of the Exchange and that remove substantially all of the restrictive covenants from the Notes remaining after the Exchange. Certain restrictive covenants that may not be amended without the consent of each holder of the Notes affected, such as those relating to the payment of principal and accrued interest on the Notes, have not been modified by these exit consents.

         In addition, on May 15, 2007 the Fund, the Company and the purchasers listed on the signature page thereto entered into a Registration Rights Agreement pursuant to which, among other things, the Company granted certain registration rights to the Fund and such purchasers in connection with the shares of Class A Stock issued to the Fund and such purchasers in the Exchange. Specifically, the Company has agreed to put in place a "shelf" registration statement covering such Class A Stock and to keep such shelf registration statement in effect until the earlier of three years following the Exchange or the date upon which all securities received by the participating holders of the Notes in the Exchange may be resold without restriction under Rule 144(K) promulgated under the Securities Act of 1933, as amended. Additionally, the holders of at least 15% of the Class A Stock received by the holders of the Notes in the Exchange may require the Company to amend the shelf registration statement or to file a prospectus supplement and certain other actions necessary to permit an underwritten offering of the Class A Stock held by such holders. A copy of the Registration Rights Agreement is attached hereto as
Exhibit 6 and incorporated herein by reference.

         Except as otherwise described in this Item 4 of this Schedule 13D, as amended, the acquisition of the Shares by the Fund is for investment purposes on behalf of the Fund."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b).

         The beneficial ownership and ownership percentages set forth herein are as of May 15, 2007. All ownership percentages set forth herein assume that there are approximately 59,221,898 Shares outstanding, based on the approximate total number of shares provided by the Company on May 15, 2007 to be issued and outstanding as of May 15, 2007.

CUSIP NO.  86722Q108                                              PAGE 8 OF 11


         The responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover pages of this Schedule 13D are hereby incorporated by reference in response to this Item 5.

         The Fund is the beneficial owner of 11,435,433 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund.

         (c) Since the filing of Amendment 2 to this Schedule 13D Statement on January 31, 2007, the Fund has acquired Shares of the Company as follows:

-------------------------------------------------------------------------------
  CAPITAL STOCK      TRADE DATE         BUY/SELL          AMOUNT        PRICE
-------------------------------------------------------------------------------
   Common Stock        5/15/07       Exchange Offer     10,880,433*      N/A
-------------------------------------------------------------------------------

         *Shares received by the Fund in the Exchange, as more fully described under Item 4 of this Schedule 13D Statement.

         (d) Not applicable.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         This Item 6 is hereby amended by adding the following:

         "On May 15, 2007, the Fund, the Company and the purchasers listed on the signature page thereto entered into a Registration Rights Agreement pursuant to which, among other things, the Company granted certain registration rights to the Fund and such purchasers in connection with the shares of Class A Stock issued to the Fund and such purchasers in the Exchange, as more fully described under Item 4 of this Schedule 13D Statement. A copy of the Registration Rights Agreement is attached hereto as Exhibit 6 and incorporated herein by reference."

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 5: Joint Filing Agreement, dated May 17, 2007, among the Reporting Persons.

         Exhibit 6: Registration Rights Agreement, dated as of May 15, 2007, among the Fund, the Company, and the purchasers listed on the signature page thereto.

CUSIP NO.  86722Q108                                              PAGE 9 OF 11



                                    SIGNATURE


         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2007


                                     PARDUS EUROPEAN SPECIAL OPPORTUNITIES
                                     MASTER FUND L.P.

                                       By:  Pardus Capital Management L.P.,
                                       its Investment Manager

                                       By:  Pardus Capital Management LLC,
                                       its general partner


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member


                                     PARDUS CAPITAL MANAGEMENT L.P.

                                       By:  Pardus Capital Management LLC,
                                       its general partner


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member


                                     PARDUS CAPITAL MANAGEMENT LLC


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member



                                       /s/ Karim Samii
                                       ------------------------------------
                                       Karim Samii



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).